Filed pursuant to Rule 424(b)(3)

File No. 333-264909

Destiny Tech100 Inc.

Maximum Offering of 1,455,276 Shares

Supplement No. 4 dated April 30, 2024

to the

Prospectus dated December 22, 2023

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of Destiny Tech100 Inc. (the “Company”) dated December 22, 2023, as amended or supplemented (the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus.

You should carefully consider the "Risk Factors" section beginning on page 16 of the Prospectus.

Lock-Up Provisions

Pursuant to the terms of the lock-up provisions for investors who acquired shares of our common stock in connection with the SAFE Conversion (the “Lock-Up Shares”), if the closing price of the Company’s shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends reorganizations, recapitalizations and the like) for a 30-day period after the Company’s shares are listed for trading on the NYSE, 50% of the remaining Lock-Up Shares held by each investor as of such date shall be released from the lock-up provisions set forth in the Prospectus. In light of the fact that the closing price of the Company’s shares has exceeded $15.00 per share (as adjusted for stock splits, stock dividends reorganizations, recapitalizations and the like) for a period between March 27, 2024 and April 25, 2024, 50% of the remaining Lock-Up Shares held by each investor as of such date were released from the lock-up provisions set forth in the Prospectus following the close of the NYSE trading hours on April 25, 2024.